

Jonathan Wu · 2nd
CEO at PrivacyWall
United States · **Contact info**
338 connections

 1 mutual connection: Katie Powers

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 PrivacyWall

 Stanford University

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Experience



CEO
PrivacyWall
2017 – Present · 4 yrs

Democratizing access to privacy for consumers, governments, and enterprises



VP
Social Game Media
2009 – Present · 12 yrs

🎴🐴 Co-founded a pegasus.

Build win-win high-growth partnerships with leading online brands.



Investment Professional
Insight Venture Partners
2003 – 2006 · 3 yrs

🦄 Invested in a few unicorns before they were unicorns: ExactTarget (ET), Web.com (WWWW), CallWave (CALL), MediData (MDSO), Solarwinds (SWI), Acronis, Parallels, GFI.

Some were ahead of their time. RIP: In-Fusio, Direct Revenue.



Software Engineer
Yodlee
1999 – 2001 · 2 yrs

Early employee of the first venture-backed fintech startup (Sequoia, Accel, Warburg Pincus).

Created one of the most widely used personal finance tools.

Education



Stanford University
MS, Management Science
2001 – 2002



Stanford University
BS, Electrical and Electronics Engineering
1998 – 2002
Activities and Societies: ASES (Founding Team), BASES



Stanford University
Bachelor of Science (BS), Economics
1998 – 2002
Activities and Societies: Blyth Fund (Co-President)

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Skills & endorsements

Start-ups

E-commerce

Product Management

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Accomplishments

6 **Honors & Awards** ⌄
Social Impact Award • Habitat for Humanity • Intel Fellow Award • President's Scholar • SBA Emerging Leader 2021 • Toyota Community Scholar

Interests

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Co-chair, Bill & Melinda Gates Foundation
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 **Harvard Business Review**
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914,671 followers

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